Banco Itaú Holding Financeira S.A.
(DENOMINATION CURRENTLY BEING CHANGED TO
ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MATERIAL FACT

PAYMENT OF INTEREST ON CAPITAL

1.    We wish to inform our Stockholders that at a meeting of the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. (denomination currently being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.) held on December 18, 2008, it was decided:

a)
to declare interest on capital in the amount of R$ 0.077 per share, to be paid up to April 30, 2009, for account of the mandatory dividend for the fiscal year 2008, less 15% income tax at source, resulting in net interest of R$ 0.06545 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)
the credit corresponding to the payment of this interest will be passed through this company’s accounts on December 30, 2008,  individually to each stockholder, on the basis of the shares held on December 30, 2008.

2.    As already notified, the shares held by the stockholders of Unibanco – União de Bancos Brasileiros S.A. (Unibanco) and Unibanco Holdings S.A. (Unibanco Holdings), were merged into Banco Itaú S.A. and, the shares of Banco Itaú S.A. acquired by the Unibanco and Unibanco Holdings stockholders then being immediately merged into Banco Itaú Holding Financeira S.A. (Itaú), becoming entitled to any dividends/interest on capital (including monthly dividends) declared by Itaú as from November 28, 2008.

2.1. In this context, stockholders of Unibanco and Unibanco Holdings shall also be entitled to the said declared interest on capital, considering the adjustments arising from the swap ratio with the Itaú shares, according to the values specified below, and which shall be paid directly by Itaú upon substitution of the respective ticker symbols at a date to be informed in due course.

Share	Ticker Symbol	Par Value in R$	Value Net of IT in R$
UBB – ON	UBBR3	0.0652708	0.0554801
UBB – PN	UBBR4	0.0221378	0.0188171
UBB HOLDING – ON	UBHD3	0.0652708	0.0554801
UBB HOLDING – PN	UBHD6	0.0221378	0.0188171
UNIT*	UBBR11	0.0442757	0.0376343
GDS UNIBANCO**	UBB	0.4427577	0.3763440
(*)	each UNIT represents one preferred Unibanco PN share and one preferred Unibanco Holdings PN share.
(**)	each GDS traded on the New York Stock Exchange (NYSE: UBB) is the equivalent of 10 Units.

São Paulo-SP, December 18 2008.

BANCO ITAÚ HOLDING FINANCEIRA S.A.
(denomination currently being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)

ALFREDO EGYDIO SETUBAL
Investor Relations Officer